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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of April, 2003


                               CAMECO CORPORATION
                          -----------------------------
                          (Commission file No. 1-14228)


                              2121-11TH STREET WEST
                     SASKATOON, SASKATCHEWAN, CANADA S7M 1J3
                    ----------------------------------------
                    (Address of Principal Executive Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Form 20-F [ ]                   Form 40-F [X]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                      No [X]



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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EXHIBIT INDEX


Exhibit No.                Description                          Page No.
-----------                -----------                          --------

     1.                    Press Release dated                     3
                           April 7, 2003



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:  April 7, 2003                        Cameco Corporation
                                            By:


                                                 "Gary M.S. Chad"
                                            ------------------------
                                            Gary M.S. Chad
                                            Senior Vice-President, Law,
                                            Regulatory Affairs and
                                            Corporate Secretary